Faegre Drinker Biddle & Reath LLP

320 S Canal Street Suite 3300

Chicago, IL 60606

(312) 212-6500 (Phone)

www.faegredrinker.com

December 22, 2025

VIA EDGAR TRANSMISSION

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund Trust (the “Trust”)
Registration Statement on Form N-1A
(File Nos.: 033-200168 and 811-23011)

Dear Ms. McManus:

The purpose of this letter is to respond to comments provided via telephone on December 18, 2025, in connection with your review of the Trust’s post-effective amendment (“PEA”) No. 68 to its registration statement on Form N-1A. PEA No. 68 was filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on October 10, 2025. The sole purpose of PEA No. 68 was to register two new series of the Trust: Longview Advantage Fixed Income ETF and Longview Advantage Real Estate ETF (each a “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Commission staff (“Staff”) comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 68. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS

Summary Section – Annual Fund Operating Expenses

1.	Comment: With respect to the fee and expense table, please expand footnote 3 to disclose the period of the Advisory Fee Waiver, including the termination date, and specify who has the authority to terminate the arrangement and under what circumstances. See Instr. 3(e) to Item 3 of Form N-1A. Please also file the Advisory Fee Waiver arrangement as a material contract.

Response: The Trust will revise footnote 3 to the fee and expense table as follows (added text bold and underlined):

“Hill Investment Group Partners, LLC d/b/a Longview Research Partners (the “Adviser”) has contractually agreed to limit the management fees charged to the Fund to 0.10% of the Fund’s average daily net assets. This contractual limitation is in effect until December 31, 2026, and may not be terminated prior to that date without approval of the Board of Trustees of The RBB Fund Trust.”

The Trust confirms it will file the expense limitation agreement as an exhibit in the Amended Registration Statement.

Summary Section – Principal Investment Strategies

2.	Comment: The fourth paragraph refers to securities issued by governments, please clarify in the disclosure whether government securities are limited to the U.S.

Response: The Trust will revise the disclosure as follows (added text bold and underlined):

“Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in fixed income securities or Underlying Funds that primarily invest in fixed income securities. Fixed income securities in which the Fund and Underlying Funds may invest include investment grade corporate bonds and notes issued by U.S. and foreign corporations, securities issued by U.S. and foreign governments and their agencies, instrumentalities, or sponsored corporations—including supranational organizations.”

3.	Comment: Please include a brief example of duration in the Prospectus.

Response: The Trust notes the following disclosure included in the “Duration Risk” discussion in Item 9 which provides an example of duration.

Duration Risk (Fixed Income Fund only). Duration is a measure of the price sensitivity of a debt security or portfolio to interest rate changes. Duration risk is the risk that longer-duration debt securities are more volatile and thus more likely to decline in price, and to a greater extent, than shorter-duration debt securities, in a rising interest-rate environment. “Effective duration” attempts to measure the expected percentage change in the value of a bond or portfolio resulting from a change in prevailing interest rates. The change in the value of a bond or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, if a bond has an effective duration of three years, a 1% increase in general interest rates would be expected to cause the bond’s value to decline about 3% while a 1% decrease in general interest rates would be expected to cause the bond’s value to increase 3%. The duration of a debt security may be equal to or shorter than the full maturity of a debt security.

Summary Section – Principal Investment Risk

4.	Comment: Please supplementally explain how the Concentration Risk aligns with the Fund’s concentration investment restriction.

Response: The Trust confirms that the Fund will not, consistent with Fundamental Investment Restriction 6, concentrate its investment in any particular industry. The Trust has revised the “Concentration Risk” disclosure in the Fund’s prospectus to “Sector Concentration Risk” to highlight the risks associated with amplified investment in a particular sector.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

5.	Comment: Under paragraph 6, please specify the extent to which Longview Advantage Real Estate ETF may concentrate (for example, the real estate industry only).

Response: The Trust will add the following to Investment Restriction Number 6:

The Longview Advantage Real Estate ETF, under normal market conditions, will invest more than 25% of its net assets in investments that provide exposure to the real estate industry.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312) 569-1240 or macio.sexton@faegredrinker.com.

Sincerely,

/s/ Macio D. Sexton, Jr.
Macio D. Sexton, Jr.